600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

October 14, 2011
Mr. Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:	Sabine Pass LNG, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011
Form 8-K dated March 7, 2011
Filed March 8, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 5, 2011
File No. 333-138916

Dear Mr. Mew:
On behalf of Sabine Pass LNG, L.P., a Delaware limited partnership (“SPLNG” or “Sabine Pass LNG”), we enclose the response of SPLNG to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 5, 2011 with respect to SPLNG's Form 10-K for the fiscal year ended December 31, 2010 (File No. 333-138916) (the “10-K”), Form 8-K dated March 7, 2011 (the “8-K”) and Form 10-Q for the fiscal quarter ended June 30, 2011 (the “10-Q”). For your convenience, the response is prefaced by the exact text of the Staff's comment.

SPLNG acknowledges the following: (i) SPLNG is responsible for the adequacy and accuracy of the disclosure in the 10-K, 8-K and 10-Q; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K, 8-K and 10-Q; and (iii) SPLNG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Meredith S. Mouer
Meredith S. Mouer

cc:    Meg A. Gentle (Sabine Pass LNG, L.P.)

Austin Beijing Dallas Houston London New York The Woodlands Washington, DC

Sabine Pass LNG, L.P.
Form 10-K, Form 8-K and Form 10-Q
(File No. 333-138916)
Partnership’s Response to
SEC Comment Letter dated October 5, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010
Consolidated Financial Statements
Notes to Consolidated Statements
Note 10-Long-Term Debt, page 36

1.
Your disclosure regarding the Senior Notes does not provide investors with a description of the terms of redemption or repurchase provisions, if any, available. Please tell us and revise your disclosure to clarify the terms and conditions of the redemption provisions associated with your long-term debt. Refer to FASB ASC 470-10-50-1.

Response:
With respect to the Senior Notes, SPLNG has no sinking fund requirements and no obligation to make an early redemption.  SPLNG does have an option to redeem all or a part of the Senior Notes at any time, and from time to time, at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium (defined below), and accrued and unpaid interest, to the date of the redemption, subject to the rights of holders of the Senior Notes on the relevant record date to receive interest due on the relevant interest payment date. The Applicable Premium means, with respect to the Senior Notes on any redemption date, the greater of:

1)	1.0% of the principal amount of the Senior Notes; or

2)	the excess of:

a)
the present value at such redemption date of (i) the redemption price of the Senior Notes plus (ii) all required interest payments due on the Senior Notes (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

b)	the principal amount of the Senior Notes, if greater.

We will include the response above as our disclosure in future filings to clarify the terms and conditions of the redemption provisions associated with our long-term debt.

Form 8-K dated March 7, 2011
Item 8.01 Other Events

2.
You disclose management has confirmed revenues received from Cheniere Investments qualify as revenue under GAAP, that Cheniere Investments is engaged in the LNG business, and that Cheniere Investments has economic substance. This disclosure does not appear consistent with your risk factor disclosure in your Form 10-K filed March 3, 2011 where you disclose payments under the Cheniere Investments TUA may not constitute revenues under GAAP and as provided in the Sabine Pass Indenture. Further you state you believe Cheniere Investments could be determined to lack economic substance apart from Sabine Pass LNG. Please explain the discrepancy between your risk factor disclosure in your Form 10-K and your disclosure in your Form 8-K. Further, please advise us of the following regarding the Sabine Pass Indenture and your TUA with Cheniere Investments:

•	how revenues are constituted under the Sabine Pass Indenture;

•	the changes, if any, made to the TUA when assigned from Cheniere Marketing to Cheniere Investments effective July 1, 2010;

•	the impact, if any, as a result of the change in guarantor;

•
whether the revenue and earnings recorded on a basis that is not in accordance with GAAP in 2010 as alleged by Centerbridge relates to the period effective with the assignment of the TUA to Cheniere Investments only or also includes the period prior to the July 1, 2010 effective date;

Sabine Pass LNG, L.P.
Form 10-K, Form 8-K and Form 10-Q
(File No. 333-138916)
Partnership’s Response to
SEC Comment Letter dated October 5, 2011

•	the factors you considered in determining Cheniere Investments could be determined to lack economic substance apart from Sabine Pass LNG as disclosed in your Form 10-K filed March 3, 2011;

•	the factors you considered in confirming Cheniere Investments has economic substance as disclosed in your Form 8-K filed March 8, 2011; and,

•	the underlying factors whereby payments from Cheniere Marketing were revenues versus payments from Cheniere Investments may not be considered revenues pursuant to the Sabine Pass Indenture.

Response:
In the Risk Factors section of our Form 10-K filed March 3, 2011, we state, “…Because the Cheniere Investments TUA is an agreement between related parties, payments under the Cheniere Investments TUA may not constitute revenues under GAAP as currently in effect if Cheniere Investments is determined to lack economic substance apart from Sabine Pass LNG. We believe Cheniere Investments could be determined to lack economic substance apart from Sabine Pass LNG if, for example, Cheniere Investments has no substantive business and is not pursuing, and has no prospect of developing, any substantive business apart from its TUA with Sabine Pass LNG.”
As of December 31, 2010 and October 14, 2011, Cheniere Investments has a substantive business and it is developing additional substantive businesses apart from Sabine Pass LNG. The language included above and in the risk factor in the Form 10-K filed March 3, 2011 describes the possibility that in the future Cheniere Investments might not have, might not be developing, and might not have any prospect of developing any substantive business apart from SPLNG.
More specifically, Cheniere Investments is engaged in the LNG business. Since July 1, 2010, Cheniere Investments has purchased and stored approximately 30 Bcf of LNG in the terminal and paid SPLNG additional fees to re-export approximately 27 Bcf of LNG. This LNG cargo activity required Cheniere Investments to be able to access approximately $240 million of capital to purchase the LNG. In addition to its LNG business, Cheniere Investments is engaged in activities separate and distinct from that of SPLNG. Specifically, Cheniere Investments, through its subsidiaries, develops strategic businesses for Cheniere Partners, such as Cheniere Partners' project for the liquefaction and export of domestically produced natural gas, which has already involved significant capital contributions and investments.
Additional Questions

•	How revenues are constituted under the Sabine Pass Indenture;

Response:
The Sabine Pass Indenture does not provide any prescription for calculating revenue nor determining the recognition of revenue. Under the Sabine Pass Indenture, “an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.” (Indenture Section 1.04) The term “GAAP” is defined in the Sabine Pass Indenture to mean “generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.” (Indenture Section 1.01)

•	The changes, if any, made to the TUA when assigned from Cheniere Marketing to Cheniere Investments effective July 1, 2010;

Response:
There were no changes made to the TUA when it was assigned from Cheniere Marketing to Cheniere Investments effective July 1, 2010.

Sabine Pass LNG, L.P.
Form 10-K, Form 8-K and Form 10-Q
(File No. 333-138916)
Partnership’s Response to
SEC Comment Letter dated October 5, 2011

•	The impact, if any, as a result of the change in guarantor;

Response:
Simultaneously with the assignment of the TUA from Cheniere Marketing to Cheniere Investments, Cheniere Energy, Inc.'s guarantee of Cheniere Marketing's performance under the TUA was cancelled by mutual consent of Cheniere and SPLNG and Cheniere Energy Partners, L.P. (“Cheniere Partners”) entered into a guarantee of Cheniere Investments' performance under the TUA. Cheniere Partners has a better credit profile than Cheniere Energy, Inc. which should strengthen the credit profile of SPLNG. Otherwise, there was no impact on SPLNG as a result of the change in guarantor. There was no change in the terms and conditions of the guarantee.

•
Whether the revenue and earnings recorded on a basis that is not in accordance with GAAP in 2010 as alleged by Centerbridge relates to the period effective with the assignment of the TUA to Cheniere Investments only or also includes the period prior to the July 1, 2010 effective date;

Response:
All revenue and earnings of SPLNG and its affiliates have been recorded on a basis that is in accordance with GAAP in 2010 and in all other applicable periods. In a letter to SPLNG on February 15, 2011, lawyers for Centerbridge and its affiliates (“Centerbridge”) alleged that payments from Cheniere Investments to SPLNG in 2010 did not constitute revenue under GAAP. The letter did not discuss payments to SPLNG by Cheniere Marketing.

•
The factors you considered in determining Cheniere Investments could be determined to lack economic substance apart from Sabine Pass LNG as disclosed in your Form 10-K filed March 3, 2011 and the factors you considered in confirming Cheniere Investments has economic substance as disclosed in your Form 8-K filed March 8, 2011;

Response:
In connection with the assignment of the TUA, in our Form 10-K filed March 3, 2011, in our Form 8-K filed March 8, 2011, and in all subsequent filings, we determined that Cheniere Investments continued to have economic substance apart from SPLNG. Accordingly, we did not determine that Cheniere Investments could be determined to lack economic substance apart from SPLNG, and we did not disclose that in our 10-K. In our 10-K, we included disclosure in our risk factors section that describes the possibility that in the future Cheniere Investments might not have, might not be developing, and might not have any prospect of developing any substantive business apart from SPLNG. This could occur if Cheniere Investments ceased all business activities and efforts, which has not happened.

In making the determination that Cheniere Investments has economic substance apart from SPLNG, we consider all pertinent factors, some of which are listed below:

1.
Cheniere Investments is engaged in the LNG business. Since July 1, 2010, Cheniere Investments has purchased and stored approximately 30 Bcf of LNG in the terminal and paid SPLNG additional fees to re-export approximately 27 Bcf of LNG. This LNG cargo activity required Cheniere Investments to be able to access approximately $240 million of capital to purchase the LNG.

2.
In addition to its LNG business, Cheniere Investments is engaged in activities separate and distinct from that of SPLNG. Specifically, Cheniere Investments, through its subsidiaries, develops strategic businesses for Cheniere Partners, such as Cheniere Partners' project for the liquefaction and export of domestically produced natural gas, which has already involved significant capital contributions and investments.

3.
Cheniere Partners, the guarantor of Cheniere Investments' payment and performance of the TUA, has a separate capital structure from SPLNG and its guarantee therefore also provides economic substance to the transaction between affiliates. Cheniere Partners is a publicly traded partnership with the ability to issue equity or debt to fund its business operations.

Sabine Pass LNG, L.P.
Form 10-K, Form 8-K and Form 10-Q
(File No. 333-138916)
Partnership’s Response to
SEC Comment Letter dated October 5, 2011

4.
As evidence of Cheniere Investments' separate economic substance apart from SPLNG, in September 2011, Cheniere Partners completed an equity financing by selling common units yielding net proceeds of approximately $60 million. The net proceeds will be used to fund future liquefaction development and for general corporate purposes.

•	The underlying factors whereby payments from Cheniere Marketing were revenues versus payments from Cheniere Investments may not be considered revenues pursuant to the Sabine Pass Indenture.

Response:
There are currently no underlying factors whereby payments from Cheniere Investments may not be considered revenues in accordance with GAAP. There are no determinations of revenue recognition made pursuant to the Sabine Pass Indenture other than in accordance with GAAP. All of the underlying factors support the determination that payments from Cheniere Marketing and Cheniere Investments are revenues in accordance with GAAP. A situation whereby payments may not be recorded as revenue in the future could arise if Cheniere Investments has no substantive business and is not pursuing, and has no prospect of developing, any substantive business apart from SPLNG.
In addition to the considerations discussed above regarding economic substance of Cheniere Investments, we also consider the following in determining that payments from Cheniere Investments to SPLNG are revenue in accordance with GAAP:

1.
The relevant accounting guidance states that related party transactions should be recorded according to the legal form of the transaction, no different than transactions with third parties, unless the transaction is a sham, one or both of the parties lacks economic substance, or the accounting literature directs otherwise;

2.	the TUA is not a sham transaction;

3.	SPLNG, as well as Cheniere Investments, has economic substance;

4.	Cheniere Partners, as guarantor of the TUA, also has economic substance; and

5.	there is no other accounting literature which would direct SPLNG to account for the payments in any other manner.

Form 10-Q for the quarter ended June 30, 2011
Item 1. Legal Proceedings, page 17

1.
We note the disclosure in Form 8-K filed March 8, 2011 of a suit you filed on March 7, 2011 against Centerbridge Partners, L.P. and its affiliates regarding allegations stated in correspondence from their attorneys dated February 15, 2011 of a potential event of default on your Senior Notes. Further, we note your disclosure of the dismissal as of June 22, 2011 of the suit your filed. Please clarify for us and expand your disclosure in future filings as applicable to describe the facts relating to the allegations by Centerbridge Partners and its affiliates as unit holders, the status of your discussions with representatives of Centerbridge Partners regarding their allegations, and the reason for the dismissal of your litigation.

Response:
Centerbridge is not a unit holder of SPLNG; and to our knowledge, it is not a unit holder of Cheniere Partners or any of SPLNG's other affiliates.

On February 15, 2011, two letters were sent by Centerbridge and their lawyers, one to SPLNG with a copy to Ernst & Young LLP (“E&Y”), and one to The Bank of New York as trustee under the Sabine Pass Indenture (the “Letters”). In the Letters Centerbridge claims that it is a significant holder of our Senior Notes and alleges that SPLNG is in default under the terms of the Sabine Pass Indenture. In the Letters Centerbridge principally claims that the TUA payments between Cheniere Investments and SPLNG are not revenue under GAAP. SPLNG's management determined that the cash payments received from related parties for services at the Sabine Pass LNG terminal are revenue and that the

Sabine Pass LNG, L.P.
Form 10-K, Form 8-K and Form 10-Q
(File No. 333-138916)
Partnership’s Response to
SEC Comment Letter dated October 5, 2011

allegations in the Letters have no merit. In addition, Cheniere Energy, Inc. engages a nationally-recognized, independent, registered public accounting firm, different than its auditor, as its advisor to, among other things, assist it in determining that revenues are accounted for properly according to GAAP. That firm has agreed with management that the revenue treatment was proper. Lastly, SPLNG's revenue position was supported by unqualified audit opinions on the financial statements issued by E&Y.

Not only were Centerbridge's assertions wrong, but we believe they were intentionally disruptive to our business and therefore on March 8, 2011, SPLNG and certain of its affiliates filed suit against Centerbridge, asserting claims of defamation, business disparagement, and tortious interference with existing contracts. We are supplementally furnishing to the Staff a copy of our complaint in the lawsuit, which attaches copies of the Letters and more fully explains our position as well as the answer filed by Centerbridge. There have been no discussions with Centerbridge regarding their allegations.

We dismissed the lawsuit against Centerbridge on June 22, 2011, without prejudice to our right to renew the litigation in the future if we determine that to be necessary or advisable. We are supplementally furnishing to the Staff a copy of our dismissal. To date, there has been nothing further to disclose regarding Centerbridge.